                                                   ----------------------------
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                                                   ----------------------------
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                                                    Expires:  December 31, 1997
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                                                    hours per response....14.90
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              MONACO FINANCE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                  Class A Common Stock and Class B Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   608868-105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                    Cathryn L. Porter, Chief General Counsel
                       3200 Southwest Freeway, Suite 1220
                       Houston, Texas 77027 (713) 871-0111
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 6, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 608868-105                                         Page 2 of 13 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Pacific USA Holdings Corp.
                    IRS Identification No. 75-2255876
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                      (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           (See Item 3)
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas
------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      0
  NUMBER OF     --------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY          0 Class A
  OWNED BY            0 Class B (See Item 5)
    EACH        --------------------------------------------------------------
  REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON WITH          0
                --------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      0 Class A
                      0 Class B (See Item 5)
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    0 Class A
                    0 Class B                  (See Item 5)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       Class A 0%
                       Class B 0%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                     CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 608868-105                                         Page 3 of 13 Pages
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Pacific Electric Wire & Cable Co., Ltd.
                    IRS Identification No. -- N/A -- Foreign Corporation
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                       (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
             (See Item 3)
----------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
             Taiwan, Republic of China
------------------------------------------------------------------------------
                 7    SOLE VOTING POWER
                      0
  NUMBER OF     --------------------------------------------------------------
   SHARES        8    SHARED VOTING POWER
BENEFICIALLY          0 Class A
  OWNED BY            0 Class B (See Item 5)
    EACH        --------------------------------------------------------------
  REPORTING      9    SOLE DISPOSITIVE POWER
 PERSON WITH          0
                --------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      0 Class A
                      0 Class B (See Item 5)
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             0 Class A
                             0 Class B
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             Class A 0%
                             Class B 0%
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
                             CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

1.       Security and Issuer.

         This Statement relates to the Class A common stock, $.01 par value, and Class B common stock, $.01 par value, of Monaco Finance, Inc., a Colorado corporation (the "Issuer" or "Monaco"). The address of the Issuer's principal executive offices is 370 Seventeenth Street, Suite 5060, Denver, Colorado, 80202.

2.       Identity and Background.

         (a) Name: This Statement is being filed by Pacific USA Holdings Corp., a Texas corporation ("Pacific"), and Pacific Electric Wire & Cable Co., Ltd., a Taiwanese limited company ("Pacific Electric"). Pacific is a 93.5% owned subsidiary of Pacific Electric. The executive officers and directors of Pacific and Pacific Electric are set forth in Item 2(c) of this Statement. The filing of this Statement shall not be construed as an admission that Pacific or Pacific Electric, or any of its executive officers or directors are, for the purposes of
Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owners of any securities covered by this Statement or that this schedule is required to be filed by such persons.

         (b) Business Address: The business address of Pacific is 5999 Summerside Drive, Suite 112, Dallas, Texas 75252. The business address of Pacific Electric is 4th Fl., 285, Chung Hsiao East Road, Section 4, Taipei, Taiwan, Republic of China. The business address of Pacific's and Pacific Electric's respective executive officers and directors are set forth in Item 2(c) of this Statement.

         (c) Present Principal Occupation or Employment: Pacific is a diversified holding company engaged in the financial services, real estate and technology industries. Pacific Electric is a general business conglomerate founded on the electric cable and wire industry, engaged in manufacturing, telecommunications and technology. The present principal occupation or employment of Pacific's and Pacific Electric's respective executive officers and directors and the name and address of any corporation or other organizations in which such employment is conducted are as follows:

                          Board of Directors of Pacific

----------------------------------------------------------------------------------------------------------------------------------
 Name                          Business Address                             Present Principal                        Citizenship
                                                                            Occupation
----------------------------------------------------------------------------------------------------------------------------------
Tung Yu-jeh             Pacific Electric Wire & Cable Co., Ltd.             Chairman of the Board               Taiwan, ROC
                        4th Fl., 285, Chung Hsiao East Road,                Pacific Electric Wire Cable
                        Section 4                                           Co., Ltd.
                        Taipei, Taiwan, Republic of China
-----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------

Sun Tao-tsun            Pacific Electric Wire & Cable Co., Ltd.             President                           Taiwan, ROC
                        4th Fl., 285, Chung Hsiao East Road,                Pacific Electric Wire &
                        Section 4                                           Cable Co., Ltd.
                        Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Hu Hung-chiu            Pacific Electric Wire & Cable Co., Ltd.             Executive Vice President            Taiwan, ROC
                        4th Fl., 285, Chung Hsiao East Road,                and Chief Financial Officer
                        Section 4                                           Pacific Electric Wire &
                        Taipei, Taiwan, Republic of China                   Cable Co., Ltd.
----------------------------------------------------------------------------------------------------------------------------------
Lee Pon-yean            Pacific Electric Wire & Cable Co., Ltd.             Vice President                      Taiwan, ROC
                        4th Fl., 285, Chung Hsiao East Road,                Pacific Electric Wire Cable
                        Section 4                                           Co., Ltd.
                        Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Tung Ching-yun          c/o Pacific USA Holdings Corp                       Vice President, Pacific             Taiwan, ROC
                        5999 Summerside Drive, #112                         Electric Wire & Cable Co.,
                        Dallas, Texas 75252                                 Ltd., and Executive
                                                                            Assistant: Office of the
                                                                            Chairman
                                                                            Pacific USA Holdings
                                                                            Corp.
----------------------------------------------------------------------------------------------------------------------------------
Larry D.                c/o Pacific USA Holdings Corp                       Chief Executive Officer             United States
Horner                  5999 Summerside Drive, #112                         PUSA Investment
                        Dallas, Texas 75252                                 Company
----------------------------------------------------------------------------------------------------------------------------------
Bill C. Bradley         c/o Pacific USA Holdings Corp                       Chief Executive Officer             United States
                        5999 Summerside Drive, #112                         Pacific USA Holdings
                        Dallas, Texas 75252                                 Corp.
----------------------------------------------------------------------------------------------------------------------------------

                     Board of Directors of Pacific Electric

----------------------------------------------------------------------------------------------------------------------------------
 Name                         Business Address                              Present Principal                    Citizenship
                                                                            Occupation
----------------------------------------------------------------------------------------------------------------------------------
Tung Yu-jeh              c/o Pacific USA Holdings Corp                      Chairman of the Board               Taiwan, ROC
                         5999 Summerside Drive, #112                        Pacific Electric Wire Cable
                         Dallas, Texas 75252                                Co., Ltd.
----------------------------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------------------
Lee Yu-tien              Pacific Electric Wire & Cable Co., Ltd.            Vice Board Chairman                 Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Sun Chen Shu-            Pacific Electric Wire & Cable Co., Ltd.            Executive Director                  Taiwan, ROC
chuan                    4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Cheng I-chou             Pacific Electric Wire & Cable Co., Ltd.            Executive Director                  Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Chiao Ting-piao          Pacific Electric Wire & Cable Co., Ltd.            Executive Director                  Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Sun Tao-tsun             Pacific Electric Wire & Cable Co., Ltd.            President                           Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Hu Hung-chiu             Pacific Electric Wire & Cable Co., Ltd.            Executive Vice President            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               and Chief Financial Officer
                         Section 4                                          Pacific Electric Wire &
                         Taipei, Taiwan, Republic of China                  Cable Co., Ltd.
----------------------------------------------------------------------------------------------------------------------------------
Lee Chao-chun            Pacific Electric Wire & Cable Co., Ltd.            Director                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Lee Pon-yean             Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire Cable
                         Section 4                                          Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Liu Wei-kang             Pacific Electric Wire & Cable Co., Ltd.            Director                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Tung Ching-yun           c/o Pacific USA Holdings Corp                      Executive Assistant: Office         Taiwan, ROC
                         5999 Summerside Drive, #112                        of the Chairman Pacific
                         Dallas, Texas 75252                                USA Holdings Corp.
----------------------------------------------------------------------------------------------------------------------------------
Lee Ta-jen               Pacific Electric Wire & Cable Co., Ltd.            Director                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Chiao Yu-chi             Pacific Electric Wire & Cable Co., Ltd.            Director                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Sun Tao-chi              Pacific Electric Wire & Cable Co., Ltd.            Director                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Lee Ta-cheng             Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Cheng Chao-              Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
chun                     4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Sun Tao-heng             Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Yuan Pei-yu              Pacific Electric Wire & Cable Co., Ltd.            President                           Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Systems, Inc.
                         Section 4
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
H. Baba                  c/o Pacific Electric Wire & Cable Co.,             Sumitomo Electric Ind.,             Japan
                         Ltd.                                               Ltd: c/o Pacific Electric
                         4th Fl., 285, Chung Hsiao East Road,               Wire & Cable Co., Ltd.
                         Section 4                                          4th Fl., 285, Chung Hsiao
                         Taipei, Taiwan, Republic of China                  East Road,
                                                                            Section 4
                                                                            Taipei, Taiwan, Republic
                                                                            of China
----------------------------------------------------------------------------------------------------------------------------------
Chang-Min-               Pacific Electric Wire & Cable Co., Ltd.            Chairman                            Taiwan, ROC
chiang                   4th Fl., 285, Chung Hsiao East Road,               Greenbay Entertainment
                         Section 4                                          Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Tony Yuan                Pacific Electric Wire & Cable Co., Ltd.            Director                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Tung Hsiu-chun           Pacific Electric Wire & Cable Co., Ltd.            Director                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Kao Ching-chu            Pacific Electric Wire & Cable Co., Ltd.            Supervisor                          Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Chin Yung                Pacific Electric Wire & Cable Co., Ltd.            Supervisor                          Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Tung Hsiu-shing          Pacific Electric Wire & Cable Co., Ltd.            Supervisor                          Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------

                          Executive Officers of Pacific

----------------------------------------------------------------------------------------------------------------------------------
    Name                           Business Address                         Present Principal                   Citizenship
                                                                            Occupation
----------------------------------------------------------------------------------------------------------------------------------
Larry D. Horner          c/o Pacific USA Holdings Corp                      Chairman of the Board of            United States
                         5999 Summerside Drive, #112                        Pacific USA Holdings
                         Dallas, Texas 75252                                Corp., CEO of PUSA
                                                                            Investment Corp.
----------------------------------------------------------------------------------------------------------------------------------
Bill C. Bradley          c/o Pacific USA Holdings Corp                      Chief Executive Officer             United States
                         5999 Summerside Drive, #112                        Pacific USA Holdings
                         Dallas, Texas 75252                                Corp.
----------------------------------------------------------------------------------------------------------------------------------
Michael K.               c/o Pacific USA Holdings Corp                      Chief Financial Officer             United States
McCraw                   5999 Summerside Drive, #112                        Pacific USA Holdings
                         Dallas, Texas 75252                                Corp.
----------------------------------------------------------------------------------------------------------------------------------
Cathryn L.               c/o Pacific USA Holdings Corp                      Chief General Counsel               United States
Porter                   3200 Southwest Freeway                             Pacific USA Holdings
                         Suite 1220                                         Corp.
                         Houston, Texas 77027
----------------------------------------------------------------------------------------------------------------------------------
Kristie A. Lipes         c/o Pacific USA Holdings Corp                      Chief Administrative                United States
                         5999 Summerside Drive, #112                        Officer
                         Dallas, Texas 75252                                Pacific USA Holdings
                                                                            Corp.
----------------------------------------------------------------------------------------------------------------------------------

                     Executive Officers of Pacific Electric

----------------------------------------------------------------------------------------------------------------------------------
          Name                      Business Address                        Present Principal                    Citizenship
                                                                            Occupation
----------------------------------------------------------------------------------------------------------------------------------
Tung Yu-jeh              Pacific Electric Wire & Cable Co., Ltd.            Chairman                            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Sun Tao-tsun             Pacific Electric Wire & Cable Co., Ltd.            President                           Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Hu Hung-chiu             Pacific Electric Wire & Cable Co., Ltd.            Executive Vice President            Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               and Chief Financial Officer
                         Section 4                                          Pacific Electric Wire &
                         Taipei, Taiwan, Republic of China                  Cable Co., Ltd.
----------------------------------------------------------------------------------------------------------------------------------
Sun Tao-heng             Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Lee Pon-yean             Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Lee Ta-cheng             Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
                         4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------
Cheng Chao-              Pacific Electric Wire & Cable Co., Ltd.            Vice President                      Taiwan, ROC
chun                     4th Fl., 285, Chung Hsiao East Road,               Pacific Electric Wire &
                         Section 4                                          Cable Co., Ltd.
                         Taipei, Taiwan, Republic of China
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Tung Ching-yun           c/o Pacific USA Holdings Corp                      Vice President                      Taiwan, ROC
                         5999 Summerside Drive, #112                        Pacific Electric Wire &
                         Dallas, Texas 75252                                Cable Co., Ltd., Executive
                                                                            Assistant: Office of the
                                                                            Chairman Pacific USA
                                                                            Holdings Corp.
----------------------------------------------------------------------------------------------------------------------------------


         (d) Criminal Convictions: During the last five years, neither Pacific, Pacific Electric nor any of their respective executive officers or directors have been convicted in a criminal proceeding, excluding traffic violations and similar misdemeanors.

         (e) Court or Administrative Proceedings. During the last five years, neither Pacific, Pacific Electric nor any of their respective executive officers or directors have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Citizenship: Pacific is a Texas corporation. Pacific Electric is incorporated as a Taiwanese limited company. The citizenship of each director and executive officer of Pacific and Pacific Electric is set forth in Item 2(c) of this Statement.

3.       Source and Amount of Funds and Other Consideration:

         Under a Securities Purchase Agreement dated October 29, 1996 (the "Securities Purchase Agreement"), Pacific agreed to acquire 3,800,000 newly-issued shares of Class A common stock of Monaco. In addition, pursuant to a Warrant (the "Warrant") issued to Pacific by Monaco on October 29, 1996, Pacific had the right to purchase an additional 6,000,000 newly-issued shares of Class A common stock. Moreover, Pacific entered into a Shareholder Option Agreement ("Option Agreement") dated October 29, 1996 with Morris Ginsburg, Sandler Family Partners, Ltd., and Irwin Sandler, significant shareholders of Monaco's Class B common stock (the "Significant Shareholders"), pursuant to which Pacific obtained the right to purchase 830,000 of the Class B common stock of Monaco owned by such Significant Shareholders and such Significant Shareholders also were given the right to "put" their Class B common stock to Pacific. Pursuant to the Option Agreement the Significant Shareholders agreed to vote 493,715 shares of Class B Common Stock over which they have a proxy as directed by Pacific to the extent consistent with any fiduciary duties of the grantor of such proxy.

         On February 6, 1997, Pacific and Monaco entered into a Termination Agreement which effected a termination of the Securities Purchase Agreement, the Warrant and the Option Agreement.

The Significant Shareholders joined in the Termination Agreement to evidence the termination of the Option Agreement. As a result of the Termination Agreement, Pacific no longer has the obligation or right to acquire any shares of Monaco's Class A Common Stock or Class B Common Stock.

4.       Purpose of Transaction.

         Pacific, through one or more subsidiaries or affiliates, is engaged in the financing of consumer debt related to the automobile industry. Pacific intended that upon consummation of the transactions contemplated by the Securities Purchase Agreement, it would acquire control of Monaco. However, as a result of the termination of each of the Securities Purchase Agreement, the Warrant and the Option Agreement, Pacific will not be acquiring any securities of Monaco and, therefore, will not control Monaco.

5.       Interest in Securities of the Issuer.

         (a) Pacific and Pacific Electric each have beneficial ownership of 0 shares of Monaco Class A Common Stock and 0 shares of Monaco Class B Common Stock. The percentage of Monaco Class A Common Stock and Class B Common Stock beneficially owned by each of Pacific and Pacific Electric is 0%.

         (b) Pacific and Pacific Electric do not have any shared voting and dispositive power with respect to any of the shares of Monaco Class A Common Stock and Class B Common Stock.

         (c) Except as described above, neither Pacific, Pacific Electric nor any person named in Section 2(c) hereto owns beneficially any shares of Common Stock of Monaco or has effected any transaction in shares of Common Stock of Monaco during the sixty (60) days preceding the date of this Statement.

         (d)      Not applicable.

         (e)      February 6, 1997.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than as indicated elsewhere in this Statement, to the best knowledge of Pacific and Pacific Electric, neither Pacific, Pacific Electric nor any of the persons named in Section 2(c) hereto is a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows:

         (a) Concurrently with the execution of the Securities Purchase Agreement, Monaco entered into a Loan Agreement with Pacific. The Loan Agreement provides for a $3.0 million Term Loan by Pacific to Monaco, which Term Loan was funded on November 1, 1996. The Term Loan matures on November 16, 1998, subject to mandatory prepayment with the proceeds of the issuance of Class A common stock pursuant to the Securities Purchase Agreement. The Term Loan bears interest at 9.0% per annum with monthly payments of interest only during the first year and monthly installments of principal and interest beginning in December, 1997. The Term Loan is secured by a pledge of 100% of the outstanding stock of MF Receivables Corp. I, Monaco's wholly-owned subsidiary, and is subject to mandatory prepayments in the event of certain asset liquidations by MF Receivables Corp. I, or the failure of MF Receivables Corp. I to maintain certain financial ratios. The Term Loan is subject to acceleration in the event that Monaco refuses to close the transactions contemplated by the Securities Purchase Agreement, notwithstanding the satisfaction of its conditions to closing or defaults on its obligations to pay liquidated damages as required by the Securities Purchase Agreement. The Term Loan is also subject to acceleration upon the occurrence of other events of default customary in commercial lending transactions.

         Pursuant to the Termination Agreement, the Term Loan will continue in accordance with its terms and provisions.

7.       Material to be Filed as Exhibits.

         Exhibit A: Termination Agreement dated February 6, 1997 between Monaco Finance, Inc., a Colorado corporation and Pacific USA Holdings Corp., a Texas corporation.

Signature

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 14, 1997               Pacific USA Holdings Corp.

                                         By:   /s/ Bill C. Bradley
                                            ------------------------------
                                               Bill C. Bradley
                                               Chief Executive Officer


                                         Pacific Electric Wire & Cable Co., Ltd.

                                         By:  /s/ Tung Ching-yun
                                            ------------------------------
                                              Tung Ching-yun
                                              Vice President

                                                                     EXHIBIT A

                              TERMINATION AGREEMENT


         THIS TERMINATION AGREEMENT is made and entered into as of the 6th day of February, 1997, between MONACO FINANCE, INC., a Colorado corporation (the "Company"), and PACIFIC USA HOLDINGS CORP., a Texas corporation (the "Purchaser").

         The Company and Purchaser entered into a Securities Purchase Agreement (the "Agreement") as of the 29th day of October 1996. The Company and Purchaser agree as follows:

         1. Termination of Agreement. The Company and Purchaser hereby terminate the Agreement pursuant to Section 9(a)(i) of the Agreement. The Company and Purchaser also terminate the Warrant and the Shareholder Option Agreement.

         2. Deposit. The Company and Purchaser shall immediately direct Norwest Bank Minnesota, N.A. ("Escrow Agent") to deliver the Escrowed Funds (as defined in the Escrow Agreement dated as of October 29, 1996 among the Company, Purchaser and Escrow Agent), to Purchaser.

         3. Bridge Loan. The Bridge Loan shall continue in accordance with its terms and provisions.

         4. Defined Terms. All capitalized terms shall have the meanings set forth in the Agreement unless otherwise defined herein.

         IN WITNESS WHEREOF, each of the Company and Purchaser has caused this Termination Agreement to be executed by its duly authorized representative.

                                   MONACO FINANCE, INC., a
                                   Colorado corporation

                                   By:   /s/ Morris Ginsburg
                                   ---------------------------------
                                   Name: Morris Ginsburg
                                   Title:   President


                                   PACIFIC USA HOLDINGS CORP., a
                                   Texas corporation

                                   By:      /s/ Bill C. Bradley
                                   ---------------------------------
                                   Name: Bill C. Bradley
                                   Title: CEO



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         The undersigned parties join in the execution of this Termination
Agreement to evidence the termination of the Shareholder Option Agreement.

                                     /s/ Morris Ginsburg
                                   ---------------------------------
                                    Morris Ginsburg


                                     /s/ Irwin L. Sandler
                                   ---------------------------------
                                    Irwin L. Sandler



                                    Sandler Partners Family Partners, Ltd.


                                    By: /s/ Irwin L. Sandler
                                   -------------------------------------------
                                           Irwin L. Sandler, General Partner




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